Filed pursuant to Rule 424(b)(3).
                                         Registration Statement No. 33-59713


      SUPPLEMENT DATED  JULY 8, 1998 TO THE PROSPECTUS
                           FOR THE
     SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
              SHAREHOLDER DIVIDEND REINVESTMENT
                   AND STOCK PURCHASE PLAN

Southern New England Telecommunications Corporation ("SNET"), SBC Communications Inc. ("SBC") and a wholly-owned subsidiary of SBC ("Merger Sub") have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated January 4, 1998, whereby SNET would merge with Merger Sub and become a wholly-owned subsidiary of SBC (the "Merger"). Upon completion of the Merger, each share of SNET common stock, par value $1.00 per share, would receive 1.7568 shares of SBC common stock, par value $1.00 per share.

This supplement amends the Prospectus, dated May 31, 1995, as amended November 17, 1995, for the SNET Shareholder Dividend Reinvestment and Stock Purchase Plan (the "SNET Plan") to provide that participants in the SNET Plan, with no further action on their part (except as set forth below under the section entitled "Beneficial Ownership"), will automatically become participants in the SBC Direct Stock Purchase and Reinvestment Plan ("the SBC Plan") at the time the Merger becomes effective. Under the SBC Plan, you will be deemed to have made the same reinvestment elections as you made under the SNET Plan. Be advised that if the Merger is not completed, you will not become a participant in the SBC Plan. Under such circumstances, your participation in the SNET Plan will continue under its current terms and conditions.

Enclosed for your careful review is the Prospectus, dated February 6, 1998, for the SBC Plan, which describes the terms and conditions of participation. Be advised that conversion to the SBC Plan will be automatic if and when the Merger is completed. If you do not wish to participate in the SBC Plan, you must terminate your participation in the SNET Plan by sending a written request to the following address before the Merger becomes effective. The Merger may become effective as early as September 2, 1998.

     SNET Shareholder Dividend
       Reinvestment and Stock Purchase Plan
     c/o Boston EquiServe
     P.O. Box 8200
     Boston, Massachusetts 02266-8200
     Telephone:  1-800-243-1110
     Telephone (from outside the United States):  (781) 575-2000 (collect)

If you do not wish to participate in the SBC Plan after the Merger is completed, your written request to terminate participation in the SNET Plan must indicate either:

     That you wish to sell all whole shares and any fractional shares held in your SNET Plan account. Upon receipt of a written request, the SNET Transfer Agent will normally complete the sale for your account within one week after receiving the request. The proceeds of the sale, less brokerage commission and any applicable transfer or withholding taxes, will be forwarded to you within two weeks after the date of the sale. Your SNET Plan account will then be closed. If the Merger occurs after the SNET Transfer Agent receives your request, but prior to the actual sale of the shares, then the SNET Transfer Agent will forward your request to the SBC Plan Administrator. Your request will then be treated as a request to terminate participation in the SBC Plan and to sell the SBC shares you have received in exchange for the SNET shares previously held in your SNET Plan account.

     That you wish to have a certificate issued in your name for the number of whole shares held in your SNET Plan account and a cash payment for any fractional shares held in your account. Upon receipt of your written request, the SNET Transfer Agent will issue a certificate for the number of whole shares held in your SNET Plan account, and a check in payment for fractional shares, within two weeks of receiving the request. If the Merger occurs prior to the distribution of the certificate and cash payment, then the SNET Transfer Agent will forward your request to the SBC Plan Administrator. The SBC Plan Administrator will issue a certificate to you for the number of whole shares of SBC you received in the Merger in exchange for the SNET shares previously held in your SNET Plan account and will sell the fractional share on your behalf.

If you do not wish to participate in the SBC Plan, please send your written request to terminate your participation in the SNET Plan as soon as possible. Please indicate your shareholder account and/or Social Security number and a telephone number where you can be reached during business hours on all correspondence with the SNET Transfer Agent.

If you wish to participate in the SBC Plan after the Merger, you should be aware that such participation will be subject to the terms and conditions of the SBC Plan as set forth in the enclosed SBC Plan Prospectus, dated February 6, 1998, as it may be amended from time to time. You should carefully read this Prospectus, as there are some differences between the SNET Plan and the SBC Plan. The SBC Plan does charge certain fees to participants that the SNET Plan does not, including, for example, account maintenance fees of 5% of each reinvested quarterly dividend, not to exceed $1 per quarter. The SNET Plan will terminate if and when the Merger is completed. After the Merger is completed, you should contact the SBC Plan Administrator (see the SBC Plan Prospectus for contact information) with any questions about the SBC Plan.

Transition from the SNET Plan to the SBC Plan

SNET Dividends

If you remain in the SNET Plan, any cash dividends declared by SNET with a record date prior to, but a payment date after, the Merger will be invested in shares of SBC stock in accordance with the SBC Plan. These dividends will be treated by the SBC Plan Administrator as optional cash investments under the SBC Plan. No fees are charged for optional cash investments in the SBC Plan.

Supplemental Contributions

Any supplemental contributions received from SNET Plan participants less than 4 days prior to the completion of the Merger that have not been invested in shares of SNET stock in accordance with the SNET Plan will be transferred to the SBC Plan and treated as an optional cash investment in the SBC Plan.

Pending Sale of Shares

Under the SNET Plan, you have the right to request that any shares held in your SNET Plan account be sold. Such sale is generally made within one week after the SNET Transfer Agent receives your written request to sell or as soon thereafter as is reasonably practicable. The last sale date under the SNET Plan will be 4 days prior to the completion of the Merger. If, prior to the Merger, you request such a sale, and the Merger is completed before your shares are sold, the SNET Transfer Agent will send the request to the SBC Plan Administrator. At this time your SNET shares will be converted to SBC shares in accordance with the Merger Agreement, and the SBC Plan Administrator will then sell the SBC shares in accordance with the terms of and fees charged by the SBC Plan.

Beneficial Ownership

The SNET Plan allows participation by shareholders who beneficially own shares that are registered in someone else's name (i.e., bank, broker or other nominee) ("Beneficial Owners"). The SBC Plan does not allow such participation. Beneficial Owners of SNET stock who wish to continue to participate in the SBC Plan after the Merger is completed must have their shares registered in their own names prior to the Merger being completed. At the time their shares are registered in their own name, they may then elect to participate in the SBC Plan by following the instructions contained in the SBC Plan Prospectus.

This Supplement amends the Prospectus, dated May 31, 1995, as amended November 17, 1995, with respect to the SNET Plan, copies of which were previously provided to you. To obtain another copy of such Prospectus, you may contact Boston EquiServe, the SNET Transfer Agent, at 1-800-243-1110.